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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 4 May 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 4 May 2004
Number: 23/04

BHP BILLITON APPROVES WORSLEY ALUMINA DEVELOPMENT

CAPITAL PROJECTS

BHP Billiton today announced the approval of the US$192 million (US$165 million BHP Billiton share) Worsley Alumina Development Capital Projects (DCP) in Australia.

DCP is designed to take advantage of latent capacity in the plant through a series of 28 packages of work. These include additions to the precipitation circuit, additional bauxite residue washing and disposal facilities plus utilities and electrical infrastructure upgrades.

The result will be an increase in alumina production of 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Commissioning and completion of DCP is expected by the first quarter of calendar year 2006 with the resulting production ramp-up to be achieved by the end of the second quarter of calendar year 2006.

President Aluminium, Alex Vanselow said: "The project is a rapid response to meet the strong and growing demand for alumina. The DCP offers attractive economic returns and a solid platform for future expansions at Worsley."

Forward-looking statements

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Tracey Whitehead, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 4 May 2004